Exhibit 99(D)4

EXECUTION COPY

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of April 21, 2003, by and between VB MERGER CORP., a Delaware corporation (the “Company”), and JOHN M. NICHOLS (the “Executive”).

WHEREAS, pursuant to that certain Employment Agreement dated as of November 1, 2002 (the “Former Agreement”) by and between the Executive and Varsity Brands, Inc. (“Varsity”), the Executive is employed as the Senior Vice President and Chief Financial Officer of Varsity;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger by and among, the Company, Varsity and VBR Holding Corp., a Delaware corporation, dated as of the date hereof (the “Merger Agreement”), providing for the merger of the Company with and into Varsity (the “Merger”);

WHEREAS, the Company desires to secure the agreement of Executive that he will not compete with the Company following his termination of employment with the Company; and

WHEREAS, the parties desire to enter into this Agreement setting forth the terms and conditions of the employment relationship of the Executive with the Company and the terms of Executive’s agreement not to compete with the Company following the termination of his employment with the Company, subject to the consummation of the Merger; and

WHEREAS, effective as of the Effective Date (as defined in Section 1), the parties desire to terminate the Former Agreement.

NOW, THEREFORE, the parties agree as follows:

1.                                       Employment.  The Company hereby agrees to employ the Executive, and the Executive hereby agrees to accept employment with the Company, upon the terms and subject to the conditions set forth herein, effective as of the date of the consummation of the Merger (the “Effective Date”).  In the event that the Merger is not consummated, this Agreement shall be void ab initio.

2.                                       Term.  The term of employment under this Agreement shall become effective on the Effective Date and, unless earlier terminated pursuant to Section 10, shall expire on the second anniversary of the Effective Date (such two-year period, the “Initial Term”).  The Initial Term shall automatically be extended, beginning on the second anniversary of the Effective Date, for successive two-year periods (each, an “Extension Term”) unless earlier terminated pursuant to Section 10 or unless the Company or the Executive delivers written notice to the other not later than 90 days prior to the scheduled expiration of the Initial Term or the then applicable Extension Term that such party does not desire to so extend this Agreement (the Initial Term, together with any Extension Term, shall be collectively referred to hereunder as the “Term”).

3.                                       Position.  During the Term, the Executive shall serve as Senior Vice President and Chief Financial Officer of the Company.

4.                                       Duties and Reporting Relationship.  During the Term, the Executive shall, on a full-time basis, use his skills and render services to the best of his abilities in supervising and conducting the financial operations of the Company.  As part of his duties, the Executive shall be responsible for and have supervisory control over the financial operations of the Company and shall report to, and be subject to supervision by, the Company’s Chief Executive Officer.  The Executive will also perform such other duties for the Company as are consistent with his position as the Chief Executive Officer shall reasonably assign.  Nothing in this Agreement shall be deemed to prevent the Executive from participating in, or serving on (a) the governing body of any civic, community or charitable organization with which the Executive may currently be or hereafter become involved or (b) the board of directors or governing body of another business entity; provided, however, that such participation or service may not interfere with Executive performing his duties hereunder.

5.                                       Place of Performance.  The Executive shall perform his duties and conduct his business at the principal offices of the Company in Memphis, Tennessee, except for reasonably required travel on the Company’s business.

6.                                       Salary and Annual Bonus.

(a)                                  Base Salary.  During the Term, the Executive’s base salary (the “Base Salary”) hereunder shall be no less than $218,400 per year, payable no less often than in monthly installments.  The Base Salary shall be subject to review and increase by an amount determined by the Company’s Board of Directors (the “Board”) after taking into consideration the Executive’s performance, the Company’s performance, increases in the cost of living and such other factors as the Board or any committee thereof deems relevant, which review shall be conducted no less frequently than once during any calendar year at the same time the Company conducts its review of the compensation of the Company’s other senior executive officers.

(b)                                 Annual Bonus.  During the Term, the Executive will participate in an annual performance-based bonus plan established by the Company (the “Bonus Plan”) which shall provide for the payment to the Executive of an annual bonus (the “Bonus”) based on a target level of 35% of his Base Salary (“Target Level”).  The Bonus shall be payable at such time as bonuses are paid to other senior executive officers who participate in the Bonus Plan.  Attached as Exhibit A is an Illustrative Bonus Payout Schedule (which is attached for illustrative purposes only; the EBITDA and bonus amounts set forth thereon do not necessarily correspond with any applicable EBITDA and bonus amounts under the Bonus Plan).  With respect to each of the Company’s fiscal years that ends during the Term, the amount of the Executive’s Bonus shall be determined as follows:

(i)                                     If the Company’s EBITDA (after giving effect to the payment of all bonuses payable pursuant to the Bonus Plan or otherwise with respect to such fiscal year) (“Adjusted EBITDA”) during such fiscal year is less than 90% of its budgeted EBITDA (as approved by the Board, “Budgeted EBITDA”) with respect to such fiscal year, the Executive shall not receive any Bonus with respect to such fiscal year;

(ii)                                  If the Company’s Adjusted EBITDA during such fiscal year is at least 90%, but not greater than 100%, of its Budgeted EBITDA with respect to such fiscal year, the Executive shall receive a Bonus in an amount equal to between 0% and 100% of the Target Level Bonus, determined by means of linear interpolation (with a Bonus equal to 0% of the Target Level Bonus payable if the Company’s Adjusted EBITDA during such fiscal year is equal to 90% of its Budgeted EBITDA and a Bonus equal to 100% of the Target Level Bonus payable if the Company’s Adjusted EBITDA during such fiscal year is equal to 100% of its Budgeted EBITDA); or

(iii)                               If the Company’s Adjusted EBITDA during such fiscal year is greater 100% of its Budgeted EBITDA with respect to such fiscal year, the Executive shall receive a Bonus in an amount equal to the sum of (A) 100% of the Target Level Bonus and (B) the product of (x) the number of whole percentage points by which the Company’s Adjusted EBITDA during such fiscal year is greater than 100% of its Budgeted EBITDA with respect to such fiscal year and (y) an amount equal to 10% of the Target Level Bonus.

7.                                       Vacation, Holidays and Sick Leave.  During the Term, the Executive shall be entitled to paid vacation, paid holidays and sick leave in accordance with the Company’s standard policies for its senior executive officers.

8.                                       Business Expenses.  During the Term, the Executive will be reimbursed for all ordinary and necessary business expenses incurred by him in connection with his employment upon timely submission by the Executive of receipts and other documentation as required by the Internal Revenue Code and in conformance with the Company’s normal procedures; the determination of such reimbursement to also be consistent with the Company’s past practices with respect to the Executive.

9.                                       Pension and Welfare Benefits.  During the Term, the Executive shall be eligible to participate in all health benefits, insurance programs, pension and retirement plans and other employee benefit and compensation arrangements (collectively, the “Employee Benefits”) available to officers of the Company generally.  Executive shall be entitled to receive Employee Benefits no less favorable than those provided to any other senior executive officer of the Company.

10.                                 Termination of Employment

(a)                                  General.  The Executive’s employment hereunder may be terminated by the Executive, on the one hand, or the Company, on the other hand, as applicable, upon the circumstances described in this paragraph 10(a).

(i)                                     Death.  The Executive’s employment hereunder shall automatically terminate upon the death of the Executive.

(ii)                                  Disability.  The Company may terminate the Executive’s employment hereunder due to his Disability (as defined in Section 10(a)(vii)(B)).

(iii)                               Termination for Cause.  The Company may terminate the Executive’s employment hereunder for Cause (as defined in Section 10(a)(vii)(A)).

(iv)                              Termination without Cause.  The Company may terminate the Executive’s employment hereunder without Cause.

(v)                                 Termination for Good Reason.  The Executive may terminate his employment hereunder for Good Reason (as defined in Section 10(a)(vii)(C)).

(vi)                              Termination Without Good Reason.  The Executive may terminate his employment hereunder without Good Reason, upon sixty days’ advanced written notice to the Company setting forth the reasons and specifying the date as of which such termination is to become effective.

(vii)                           Certain Definitions.  For purposes of this Agreement:

(A)                              “Cause” shall mean (i) gross neglect by the Executive of the Executive’s duties, (ii) conviction of the Executive of any felony or crime involving moral turpitude, (iii) gross or intentional misconduct by the Executive in connection with the performance of any material portion of the Executive’s duties, or (iv) breach by the Executive of any material portion of this Agreement (including, but not limited to, Sections 14, 15 and 16).  The Company shall give Executive 15 days prior written notice before any termination of employment for Cause due to any conduct or action described in clauses (i), (iii) or (iv) of the definition of Cause (other than to the extent that clause (iii) of the definition of Cause relates to any fraud or intentional misconduct) with an opportunity to meet with the Board and discuss or cure any such alleged conduct or action.

(B)                                If, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall be “Disabled” for any six (6) months (whether or not consecutive) during any twelve (12) consecutive month period, the Executive’s employment hereunder may thereafter be terminated by the Company for “Disability.”  For purposes of this Agreement, the Executive shall be deemed to be “Disabled” if, during the period referred to in the immediately preceding sentence (i) his condition is such that it would have qualified him for disability benefits under the Company’s long-term disability plan, or (ii) he had a physical or mental disability which rendered him incapable, after the provision of reasonable accommodations, of performing substantially all of his duties hereunder.  In the event of a dispute as to whether the Executive is Disabled, the Company may, at its expense, refer him to a licensed practicing physician of the Company’s choice, and the Executive agrees to submit to such tests and examination as such physician shall deem appropriate.

(C)                                “Good Reason” shall mean the occurrence (without Executive’s express written consent) of any one of the following acts by the Company unless, in the case of any such act, such act is corrected prior to the Date of Termination specified in the Notice of Termination in respect thereof (which Date of Termination shall not be less than 30 days following the applicable Notice of Termination): (i) a material adverse alteration in the nature or status of the Executive’s responsibilities, including without limitation a change in Executive’s duties which is inconsistent with Executive’s position, or a change in Executive’s reporting line to the Chief Executive Officer of the Company, (ii) Executive is required to relocate to a location more than 50 miles from Memphis, Tennessee, (iii) the failure by the Company to pay to the Executive any material portion of the Executive’s current compensation (upon failure to cure after 15 days’ notice), (iv) the failure by the Company to continue to provide the Executive with employee benefits no less favorable than those generally provided to other senior executive officers of the Company; (v) any purported termination of the Executive’s employment which is not effected pursuant to a Notice of Termination satisfying the termination provisions of this Agreement, or (vi) breach by the Company of any material provision of this Agreement or of any other agreement between the Executive and the Company, provided that the Executive supplies the Company with written notice of any such breach within thirty (30) days following the date that the Executive first becomes aware of such breach.

(D)                               “Date of Termination” shall mean: (i) if the Executive’s employment is terminated because of death, the date of the Executive’s death; (ii) if the Executive’s employment is terminated for Disability, the date the Notice of Termination is provided; (iii) if the Executive’s employment is terminated pursuant to Section 10(a)(iii) or 10(a)(iv), the date specified in the Notice of Termination (which may be the date such Notice of Termination is provided); (iv) if the Executive’s employment is terminated pursuant to Section 10(a)(v), the date specified in the Notice of Termination (which shall not be less than 30 days following the date such Notice of Termination is provided); and (v) if the Executive’s employment is terminated pursuant to Section 10(a)(vi), the date specified in the Notice of Termination (which shall not be less than 60 days following the date such Notice of Termination is provided).

(b)                                 Notice of Termination.  Any purported termination of the Executive’s employment by the Company or by the Executive (other than a termination pursuant to Section 10(a)(i)) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 20.  “Notice of Termination”, shall mean a written notice by one party to the other party hereto, indicating the specific termination provision in this Agreement relied upon and setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated (unless the Executive is terminating his employment pursuant to Section 10(a)(vi), in which case no reason is required).

(c)                                  Outplacement Services.  If the Company terminates the Executive’s employment without Cause or the Executive terminates his employment for Good Reason, then the Executive shall be entitled to the services of an outplacement firm for a period of six (6) months following such termination, which outplacement firm shall be selected by the Executive and the reasonable fees and expenses for which shall be paid by the Company.

11.                                 Compensation During Disability, or Upon Death or Other Termination.

(a)                                  Disability Period.  During any period that the Executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness, the Executive shall receive (i) his Base Salary at the rate then in effect until his employment is terminated pursuant to Section 10(a)(ii) and (ii) a pro rata portion of his Bonus, if any, that would have been payable with respect to the fiscal year in which the termination pursuant to Section 10(a)(ii) occurs; provided that such payments shall be reduced by the sum of the amounts, if any, paid to the Executive with respect to such period under disability benefit plans of the Company or under the Social Security disability insurance program, and which amounts were not previously applied to reduce any such payment.

(b)                                 Termination due to Death or Disability.  If the Executive’s employment is terminated by his death or Disability, the Company shall pay (i) any amounts due to the Executive under Section 6 through the Date of Termination (including a pro rata portion of his Bonus, if any, that would have been payable with respect to the fiscal year in which the termination occurs) and (ii) his Base Salary (at the rate in effect as of the date of such termination) that would have become due (and at the time such amounts would have become due) to the Executive under Section 6 had the Executive’s employment hereunder continued for a period of one year after the Date of Termination; provided that such payments shall be reduced by the sum of the amounts, if any, paid to the Executive with respect to such period under death or disability benefit plans the premiums for which are paid by the Company or under the Social Security disability insurance program, and which amounts were not previously applied to reduce any such payment.

(c)                                  Termination for Cause or without Good Reason.  If the Executive’s employment shall be terminated by the Company for Cause, or by the Executive other than for Good Reason, the Company shall, until the Date of Termination, pay the Executive his Base Salary at the rate in effect as of the time Notice of Termination is provided and shall provide benefits as in effect at the time Notice of Termination is provided, and the Company shall have no further obligations to the Executive under this Agreement, except as otherwise specifically provided herein.

(d)                                 Termination without Cause or for Good Reason.  If (i) the Company shall terminate the Executive’s employment without Cause, (ii) the Company shall fail to renew this Agreement at the end of the Initial Term or any Extension Term, or (iii) the Executive shall terminate his employment for Good Reason, then:

(A)                              The Company shall pay the Executive (x) his Base Salary through the Date of Termination at the rate in effect at the time Notice of Termination is provided, (y) all other unpaid amounts, if any, to which the Executive is entitled as of the Date of Termination under any compensation plan or program of the Company, at the time such payments are due and (z) a pro rata portion of the Bonus that would have been payable to the Executive with respect to the fiscal year in which the Date of Termination occurs had the Executive’s employment not terminated at the time such Bonus would otherwise have become payable; and

(B)                                The Company shall also (x) continue to pay to Executive the Executive’s Base Salary at the rate in effect at the time Notice of Termination is provided during the 18-months immediately following such termination of employment (the “Continuation Period”) in accordance with the Company’s customary payroll practices (but not less frequently than monthly) and (y) pay Executive an aggregate amount equal to the product of (i) the amount of the Executive’s Bonus, if any, payable with respect to the Company’s fiscal year immediately preceding the time Notice of Termination is provided and (ii) 1.5, payable in equal monthly installments during the Continuation Period; provided, that no payment shall be made pursuant to this Section 11(d)(B) following the date the Executive first violates any covenant contained in Section 14, 15 or 16; and

(C)                                The Company shall, on terms and conditions substantially comparable to those in effect at the time Notice of Termination is provided, (x) continue coverage for the Executive under the Company’s life insurance, medical, health, disability and similar welfare benefit plans (or, if continued coverage is barred under such plans, the Company shall provide to the Executive substantially similar benefits) for the Continuation Period, and (y) provide the benefits which the Executive would have been entitled to receive pursuant to any supplemental retirement plan maintained by the Company had his employment continued at the rate of compensation specified herein for the Continuation Period.  Benefits otherwise receivable by the Executive pursuant to clause (x) of this Subsection 11(d)(C) shall be reduced to the extent comparable benefits are actually received by the Executive from a subsequent employer (at such subsequent employer’s expense) during the Continuation Period, and the Executive shall report any such benefits actually received to the Company, and

(D)                               Notwithstanding any other provision of this Agreement, if it is reasonably determined by the Company’s independent auditors that any payment, option vesting or other benefit that is paid, accelerated or provided pursuant to the terms of this Agreement or otherwise in connection with any Change in Control (collectively a “Payment”) would result in an “excess parachute payment” within the meaning of Code Section 280G(b)(1) being made to the Executive, then the amount of such Payment shall be reduced to an amount equal to the maximum amount which would not result in such an “excess parachute payment” being made to the executive.  To the extent that any Payment is required to be reduced pursuant to the immediately preceding sentence (a) any cash portion of such Payment shall first be reduced (if necessary, to zero) and (b) the non-cash portion of such Payment shall next be reduced (if necessary, to zero).  For purposes of this Agreement, a “Change in Control” shall be deemed to have occurred if (i) the Company sells or otherwise disposes of all or substantially all of its assets, except for a sale or disposition to Executive or an entity controlled, directly or indirectly, by Executive; or (ii) any person or related group of persons, other than any affiliate of Leonard Green & Partners, L.P., acquires, directly or indirectly, more than 50% of the voting shares of stock of the Company, other than as a result of a public offering of the securities of the Company registered under the Securities Act of 1933, as amended.

12.                                 Representations.

(a)                                  The Company represents and warrants that this Agreement has been authorized by all necessary corporate action and is a valid and binding agreement of the Company enforceable against it in accordance with its terms.

(b)                                 The Executive represents and warrants that he is not a party to any agreement or instrument which would prevent him from entering into or performing his duties in any way under this Agreement.

13.                                 Successors; Binding Agreement.

(a)                                  The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets thereof to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

(b)                                 This Agreement is a personal contract and the rights and interests of the Executive hereunder may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him, except as otherwise expressly permitted by the provisions of this Agreement.  This Agreement shall inure to the benefit of and be enforceable by the Executive and his personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.  If the Executive should die while any amount would still be payable to him hereunder had the Executive continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to his devisee, legatee or other designee or, if there is no such designee, to his estate.

14.                                 Confidentiality.  The Executive covenants and agrees that he will not at any time during and after the end of the Term, directly or indirectly, use for his own account, or disclose to any person, firm or corporation, other than authorized officers, directors and employees of the Company or its subsidiaries, Confidential Information (as hereinafter defined) of the Company.  As used herein, “Confidential Information” of the Company means any Company proprietary information or trade secrets, including, without limitation, information with respect to the Company’s operations, processes, products, inventions, business practices, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, compensation paid to employees or other terms of employment, which information is not generally known to the public or to the businesses in which the Company or its subsidiaries are engaged or which information relates to specific investment opportunities within the scope of the Company’s business which were considered by the Executive or the Company during the term of this Agreement.

15.                                 Noncompetition.  During his employment with the Company or any of its affiliates, and for a period of eighteen (18) months following the termination of his employment for any reason (such period the “Non-Compete Period”) the Executive shall not, directly or indirectly, enter the employ of, or render any services to, any person, firm or corporation engaged in any business which competes in the business conducted or engaged in by the Company or in a business that the Company is considering engaging in including, but not limited to, any business which provides products and services to the soccer, dance or school spirit industry (including, but not limited to the design, marketing or sales of cheerleader, dance team and booster club uniforms and accessories and the design, operation or marketing of cheerleader and dance team camps, clinics, competitions or tours) (the “Business”); and the Executive shall not become interested in any such business, directly or indirectly, as an individual, partner, shareholder, director, officer, principal, agent, employee, trustee, consultant, or in any other relationship or capacity; provided, however, that nothing contained in this Section 15 shall be deemed to prohibit the Executive from acquiring, solely as an investment, up to five (5) percent of the outstanding shares of capital stock of any public corporation.  Notwithstanding the foregoing, the Non-Compete period shall terminate in the event that the Company fails to pay any material compensation due to the Executive under this Agreement; provided, that (a) the Executive must provide the Company with written notice of such failure to pay within 30 days after such compensation was first payable, and (b) the Company shall have 15 days following its receipt of such notice to remedy such failure to pay (and in the event that such failure to pay is so remedied the Non-Compete Period shall remain in effect and shall not terminate early pursuant to this sentence).

16.                                 Nonsolicitation.  During the Noncompete Period, the Executive shall not, directly or indirectly, for his benefit or for the benefit of any other person, firm or entity, do any of the following:

(a)                                  Solicit from any customer doing business with the Company as of Executive’s termination, business of the same or of a similar nature to the business of the Company with such customer;

(b)                                 Solicit from any known potential customer of the Company business of the same or of a similar nature to that which has been the subject of a known written or oral bid, offer or proposal by the Company, or of substantial preparation with a view to making such a bid, proposal or offer, within twelve (12) months prior to Executive’s termination;

(c)                                  Solicit the employment or services of, or hire, any person who upon the termination of Executive’s employment, or within twelve (12) months prior thereto, was known to be (i) employed by the Company or (ii) a consultant to the Company with respect to the Business; or

(d)                                 Otherwise directly or indirectly disparage or interfere with the business or accounts of the Company in a manner which results in material harm (economic or otherwise) to the Company or any of its affiliates.

17.                                 Indemnification.  The Company shall indemnify the Executive from and against any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of, the Company), brought to impose a liability or penalty on the Executive in his capacity of director, if applicable, officer, employee or agent of the Company or of any other corporation or entity which he serves as such at the request of the Company, against judgments, fines, amounts paid in settlement and expenses, including attorneys’ fees actually and reasonably incurred as a result of such action, suit or proceeding, or any appeal thereof to the same extent that the Company provides such indemnification to members of the Board and other officers of the Company with respect to occurrences while Executive is or was a member of the Board or an officer of the Company.

18.                                 Entire Agreement.  This Agreement contains all the understandings between the parties hereto pertaining to the matters referred to herein, and as of the Effective Date shall supersede all undertakings and agreements, whether oral or in writing, previously entered into by the Executive and the Company and the Executive and Varsity with respect thereto (except this Agreement does not modify the terms of any benefit plans explicitly referenced in this Agreement except as specifically set forth).  The Executive represents that, in executing this Agreement, he does not rely and has not relied upon any representation or statement not set forth herein made by the Company or Varsity with regard to the subject matter, basis or effect of this Agreement or otherwise.  The Executive further agrees and represents that, as of the Effective Date, the Former Agreement shall be terminated and of no further force and effect.

19.                                 Amendment or Modification; Waiver.  No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing, signed by the Executive and by a duly authorized officer of the Company.  No waiver by any party hereto of any breach by another party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

20.                                 Notices.  Any notice to be given hereunder shall be in writing and shall be deemed given when delivered personally, sent by nationally recognized courier service or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice of hereunder in writing:

To Executive at:

6745 Lenox Center Court
Suite 300
Memphis, TN 38115

with a copy to:

Gardner Carton & Douglas
191 North Wacker Drive
Suite 3700
Chicago, IL 60606
Attn: John P. Goebel

To the company at:

VB Merger Corp.
c/o Varsity Brands, Inc.
6745 Lenox Center Court
Suite 300
Memphis, TN 38115
Attn:  Jeffrey G. Webb

with a copy to:

Leonard Green & Partners, L.P.
11111 Santa Monica Boulevard
Suite 2000
Los Angeles, CA 90025
Attn: Jonathan A. Seiffer

and a copy to:

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attn: Howard A. Sobel

Any notice delivered personally or by courier under this Section 20 shall be deemed given on the date delivered, any notice sent by nationally recognized courier service shall be deemed given on the second day after being given to the courier service and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the fifth day after being given to the U.S. mail.

21.                                 Severability.  If any provision of this Agreement (including without limitation Section 14, 15 or 16) or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable, shall not be affected thereby, and each provision hereof shall be validated and shall be enforceable to the fullest extent permitted by law.

22.                                 Survivorship.  The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

23.                                 Governing Law; Specific Performance, Certain Acknowledgements.

(a)                                  This Agreement will be governed by and construed in accordance with the laws of the State of Tennessee, without regard to its conflicts of laws principles.

(b)                                 The Executive acknowledges that the services to be rendered by him are of a special and unique character which gives this Agreement a peculiar value to the Company, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a material breach or threatened breach by him of any of the provisions contained in Sections 14, 15 and 16 will cause the Company irreparable injury.  The Executive therefore agrees that the Company shall be entitled, in addition to any other right or remedy, to a temporary, preliminary and permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining the Executive from any such violation or threatened violations.

(c)                                  The Executive farther acknowledges and agrees that due to the uniqueness of his services and confidential nature of the information he will possess, the covenants set forth in Sections 14, 15 and 16 are reasonable and necessary for the protection of the business and goodwill of the Company.

24.                                 No Set-Off; Mitigation.  The obligation of the Company to make the payments provided in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, defense, or other claim, right or action which the Company may have or may allege to have against the Executive or others.  The Executive shall have no duty to mitigate the amount of any payment provided for in Section 11 herein by seeking other employment, nor shall the amount of any payment provided for in this Agreement be reduced by any compensation earned by the Executive as the result of employment by another employer after the date of termination of the Executive’s employment with the Company (except as may otherwise be provided herein).

25.                                 Arbitration.  Any dispute arising under or in connection with this Agreement shall be settled exclusively by arbitration in Memphis, Tennessee in accordance with the rules of the American Arbitration Association then in effect.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.  All costs and expenses of any such arbitration (including all legal fees and expenses incurred by the Executive) shall be borne by the Company, provided, however, that the legal fees and expenses incurred by the Executive shall be borne by the Executive and not by the Company if such arbitration results in a determination (a) in the case of a dispute with respect to termination of the Executive’s employment by the Company for Cause or upon Disability, that a proper basis for such termination did exist and appropriate procedures were followed by the Company, or (b) in the case of any other dispute, that the position taken by the Executive was incorrect.

26.                                 Legal Fees.  The Company shall pay or reimburse the Executive for reasonable attorneys’ fees incurred by him in connection with the negotiation of this Agreement.

27.                                 Headings; Section Numbers.  All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.  Unless the context clearly indicates otherwise, all Section numbers referenced herein shall refer to Sections of this Agreement.

28.                                 Withholdings.  All payments to the Executive under this Agreement shall be reduced by all applicable withholdings required by Federal, state or local law.

29.                                 Counterparts; Facsimile.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Executed copies of this Agreement sent by facsimile shall have the same effect as originally executed copies of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

VB MERGER CORP.

By:
Its:

EXECUTIVE

John M. Nichols

Agreed and Accepted by:

VARSITY BRANDS, INC.

By:
Its: